John Berry AIA
Principal and Owner
John Berry Architects, Inc.
712 Echo Park Avenue
Los Angeles, CA 90026
T. 213 483-5400, email john@johnberryarchitects.com

John Berry Architects, Inc. (JBA) was established in 2007 and is an award winning architectural firm with expertise in theater design, performing arts spaces, educational facilities, multi-family housing, and spaces for non-profit arts oriented organizations. Projects that are currently on the boards are an addition to Park Century School in Culver City, a Civic Block Parking Structure for The Children's Institute and Kaiser Permanente in Watts, Los Angeles, and a 120 unit, market-rate housing development in the Korea Town neighborhood of Los Angeles.

JBA's most noted built works to date are The Herb Alpert Educational Village, New Roads School, Ann and Jerry Moss Theater in Santa Monica, The King Saud Bin Abdulaziz University for Health Science, Jeddah, Saudi Arabia, and A Noise Within Shakespearian Theater in Pasadena, CA.

Prior to establishing JBA, John Berry held leadership positions in high profile design firms in Los Angeles; Clive Wilkinson Architects, Perkins & Will, and Koning Eisenberg Architecture.

For more information please visit, www.johnberryarchitects.com

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Member of The American Institute of Architects, *1993 to present*
Registered Architect in the State of California, *1993 to present*
Certificate, Nation Council of Architectural Registration Boards, *1993 to present*

Masters of Science in Architecture and Building Design, Columbia University, New York City, *1989*
Bachelor of Architecture, Rhode Island School of Design, *1986*
Bachelor of Art, Rhode Island School of Design, *1986*